

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 6, 2009

J. Braxton Carter
Executive Vice President and Chief Financial Officer
MetroPCS Communications, Inc.
2250 Lakeside Boulevard
Richardson, Texas 75082

   RE: MetroPCS Communications, Inc.
     Form 10-K for the year ended December 31, 2008
     Filed March 2, 2009
     File No. 001-33409

Dear Mr. Carter:

   We have completed our review of your Form 10-K and have no further comments at this time.

         Sincerely,

         Celeste M. Murphy
         Legal Branch Chief

Cc: William D. Howell, Esq.
   Baker Botts L.L.P.
   Via Facsimile: (214) 661-4418